November 12, 2013

Via Electronic and Overnight Delivery
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Attn: Daniel L. Gordon

Re:    Tropicana Entertainment Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 0-53831

Ladies and Gentlemen:

Tropicana Entertainment Inc. (the “Company”) is writing in response to the comments raised by the staff of the Commission (the “Staff”) in its letter, dated September 11, 2013, related to the Company’s filing noted above. For ease of reference, we have reproduced the comments in their entirety below.

Net Revenues, pages 43

1.
In future filings please discuss whether each region experienced any changes in their hold or win percentages or advise. Where the changes are material, please discuss the reason(s), if any, for such changes.

Response: The Company will revise its disclosure as requested by the Staff in its future filings.

Revenue Recognition and Promotional Allowances, page F-12

2.	In future filings please disclose the amount of gross revenues by revenue type that are related to promotional allowances.

Response: The Company will revise its disclosure as requested by the Staff in its future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Lance Millage at (702) 589-3930.

Sincerely,

/s/ LANCE J. MILLAGE
Lance J. Millage
Executive Vice President, Chief Financial Officer and Treasurer
Tropicana Entertainment Inc.